Supplement Dated June 8, 2026
To The Notice Document Dated April 27, 2026 For

PERSPECTIVE INVESTOR®
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account IV

This supplement updates the above-referenced notice document. Please read and keep it together with your notice document for future reference. To obtain an additional copy of the notice document, please contact us at our Jackson of NY Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-599-5651; www.jackson.com.

The following changes have been made to “Appendix A: (Investment Options Available Under the Contract)” of your notice document, in order to reflect sub-adviser changes:

➢    Effective April 27, 2026:

•For the JNL/T. Rowe Price Mid-Cap Growth Fund, T. Rowe Price Investment Management, Inc. has been removed as a sub-sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

➢    Effective June 8, 2026:

•For the JNL Multi-Manager Small Cap Value Fund the following changes have been made:

◦WCM Investment Management LLC has been removed and replaced with FIAM LLC as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

◦Cooke & Bieler, L.P. has been removed and replaced with Pacific Investment Management Company LLC (“PIMCO”) with Research Affiliates, LLC (“RAE”) as a sub-sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".
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(To be used with NV5825GWND 04/26)

VPS00152 06/26